

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2014

Via E-mail
Michael A. Butler
Chief Executive Officer
First Trade Union Bancorp, Inc.
One Harbor Street, Suite 201
Boston, MA 02210

> **Re: First Trade Union Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 1, 2014**
> **CIK No. 0001615368**

Dear Mr. Butler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide a consent from your independent accountant in your next amendment.

3. Please revise to disclose the following:
   - The date the bank was organized;
   - The date the company was organized;
   - The current owners of the company and when they became the owners; and,
   - The reason(s) why they intend to sell the majority of their stake.

Our Business Lines

Lending, page 2

4. We note your disclosure on page 3 that you began making yacht loans in 2009. Please add a discussion in Risk Factors that describes this relatively new segment of your business and consider explaining that because of the newness of this program, past performance regarding defaults may not be indicative of future patterns.

Risk Factors

Risks Related to Our Business

The New England Carpenters' Combined Funds and the Empire State Carpenters' Pension Fund…, page 9

5. We note that you have entered into deposit retention agreements with each of the Funds whereby they have agreed to maintain certain savings and demand deposit accounts with the Bank for a period of not less than three years following the completion of the offering. Please file these agreements as exhibits to your registration statement or explain why you are not required to do so.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud, page 13

6. Add a statement to this section disclosing that as an emerging growth company, you will not be required to obtain an audit of your internal control over financial reporting.

Dilution, page 27

7. Revise to include a table showing the difference between your existing stockholders and new investors with respect to the number of shares of your common stock purchased, the total consideration paid for those shares, and the average price per share paid by your existing stockholders and to be paid by the new investors in the offering.

Business

Our Markets, page 30

8. Please revise to indicate the number of branch banking and ATM locations you maintain.

Loans

Loan Portfolio Concentrations, page 35

9. We note you have a material balance of large credit relationships > $2 million to $4 million and > $4 million to $8 million. Please consider revising your next amendment to include credit trend information (past due loans, non-accrual loans, net charge-offs, etc.) related to this concentration of large credit relationships in the periods presented.

Employees, page 38

10. We note your disclosure that you have been anticipating a recapitalization transaction. If you consider the current offering to be part of the recapitalization, please add disclosure in the Summary that supplements your existing disclosure and clearly explains the steps and process of the recapitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Financial Condition at March 31, 2014 and December 31, 2013 and 2012, page 41

11. You disclose that you generally do not originate loans with the intent to sell. You also disclose that you transferred $34.2 million, $33.5 million, and $3.0 million of loans to loans held for sale during 2014, 2013, and 2012, respectively. Please revise your next amendment to include more details surrounding these transfers, including the reason for the change in intent, and if any material gains or losses were recognized on the transfers.

Management

Directors Immediately Following the Completion of this Offering, page 62

12. In addition to the disclosure on page 62 listing when each director was appointed, please disclose in each director biography the year that they joined the board.

Executive Officers, page 65

13. We note that you have not yet hired a chief financial officer. Please explain whether someone is currently serving in the role as interim chief financial officer.

Code of Business and Ethics, page 67

14. We note that in this section and throughout the registration statement, you mention actions that will be taken prior to the completion of the offering. Please continue to review and update the registration statement as necessary to disclose when these anticipated actions have been carried out.

Principal and Selling Stockholders, page 81

15. Even though none of your directors and officers beneficially own shares of common stock, please include a table listing each named executive officer and director's ownership. Refer to Item 403(b) of Regulation S-K. Please also include a column showing the number of shares that they have indicated that they would like to purchase in the offering.

16. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

17. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

18. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, *directly or indirectly*, with any person to distribute the securities.

19. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

20. With respect to each selling stockholder, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

Description of Capital Stock, page 94

21. You may not qualify your discussion of the material terms of your capital stock by reference to applicable law. Please revise.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Gregory Parisi
        Hogan Lovells US LLP